CENTURY FINANCIAL CAPITAL GROUP INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED

FEBRUARY 28, 2018

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

Century Financial Capital Group Inc.

Condensed Interim Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at	As at
	February 28,	August 31,
	2018	2017

ASSETS

Current assets
Cash	$2,198,991	$17,693
Prepaid expenses	41,023	-
Total assets	$2,240,014	$17,693

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$40,125	$34,859
Due to related parties (note 8)	-	43,363
Loan payable (note 3)	-	35,000
Total liabilities	40,125	113,222

Shareholders' equity (deficiency)
Share capital (note 4)	3,724,816	1,398,105
Reserve for share-based payments (note 6)	25,725	-
Reserve for warrants (note 5)	118,875	-
Shares to be issued (note 4(b))	-	233,318
Deficit	(1,669,527)	(1,726,952)
Total shareholders' equity (deficiency)	2,199,889	(95,529)
Total liabilities and shareholders' equity	$2,240,014	$17,693

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Nature of operations (note 1)

Subsequent event (note 9)

Approved on behalf of the Board:

"Yaron Conforti", Director

"Harry Bregman", Director

Century Financial Capital Group Inc.

Condensed Interim Statements of Income (loss) and Comprehensive Income (loss)

(Expressed in Canadian Dollars)

Unaudited

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	February 28,	February 28,	February 28,	February 28,
	2018	2017	2018	2017

Operating expenses

Accounting and corporate services	$15,026	$3,839	$17,298	$3,090
Transfer fees	1,790	950	2,740	1,700
Professional fees	5,103	1,291	6,633	2,694
Office and general	2,363	6,422	4,117	6,056
Share-based payments (notes 6 and 8)	25,725	-	25,725	-
Loss before other items	(50,007)	(12,502)	(56,513)	(13,540)
Gain on debt settlement	113,938	-	113,938	-
Net income (loss) and comprehensive income (loss) for the period	$63,931	$(12,502)	$57,425	$(13,540)
Basic and diluted income (loss) per share (note 7)	$0.00	$(0.00)	$0.00	$(0.00)
Weighted average number of common shares outstanding	69,145,001	2,920,558	35,849,839	2,920,558

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Six months		Six months
	ended		ended
	February 28,		February 28,
	2018		2017

Operating activities
Net income (loss) for the period	$57,425		$(13,540)
Adjustments for:
Share-based payments (notes 6 and 8)	25,725		-
Gain on debt settlement	(113,938)		-
Changes in non-cash working capital items:
Prepaid expenses	(41,023)		-
Accounts payable and accrued liabilities	5,266		(2,373)
Net cash used in operating activities	(66,545)		(15,913)

Financing activities
Proceeds from private placements (net of share issue costs) (note 4)	2,247,843		-
Loan received	-		35,000
Net cash provided by financing activities	2,247,843		35,000
Net change in cash	2,181,298		19,087
Cash, beginning of period	17,693		9,343
Cash, end of period	$2,198,991	$

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Condensed Interim Statement of Changes in Shareholders' Equity (Deficiency)

(Expressed in Canadian Dollars)

Unaudited

	Number of		Reserve for
	Common	Share	Share-Based	Reserve for	Shares to be
	Shares	Capital	Payments	Warrants	issued	Deficit	Total
Balance, August 31, 2016	2,920,558	$1,398,105	$-	$-	$233,318	$(1,702,502)	$(71,079)
Net loss and comprehensive loss for the period	-	-	-	-	-	(13,540)	(13,540)
Balance, February 28, 2017	2,920,558	$1,398,105	-	$-	$233,318	$(1,716,042)	$(84,619)

Balance, August 31, 2017	2,920,558	1,398,105	-	-	233,318	(1,726,952)	(95,529)
Private placements (note 4)	87,833,332	2,545,000	-	-	(45,000)	-	2,500,000
Share issue costs (note 4)	-	(252,157)	-	-	-	-	(252,157)
Finders' warrant valuation (note 4)	-	(118,875)	-	118,875	-	-	-
Debt settlement (note 4)	11,775,322	117,743	-	-	(188,318)	-	(70,575)
Note conversion (note 4)	5,932,204	35,000	-	-	-	-	35,000
Share-based payments (note 6)	-	-	25,725	-	-	-	25,725
Net income and comprehensive income for the period	-	-	-	-	-	57,425	57,425
Balance, February 28, 2018	108,461,416	$3,724,816	$25,725	$118,875	$-	$(1,669,527)	$2,199,889

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements Three and Six Months Ended February 28, 2018 (Expressed in Canadian Dollars)

Unaudited

1. Nature of operations

Century Financial Capital Group Inc. (the "Company" or "Century") was incorporated under the Business Corporations Act of Ontario on October 20, 1994. The Company's head office is located at the Canadian Venture Building, 82 Richmond Street East, Toronto, Ontario, M5C 1P1.

As at February 28, 2018, the Company has a working capital of $2,199,889. These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. Management believes the going concern assumption to be appropriate for these financial statements.

Letter of Intent - FV Pharma Inc. ("FV Pharma")

On January 12, 2018, the Company entered into an arm’s-length non-binding letter of intent (the “Letter of Intent”) pursuant to which Century and FV Pharma propose to complete a business combination by way of three-cornered amalgamation (the “Proposed Transaction”). Following the completion of the Proposed Transaction, the resulting entity (the “Resulting Issuer”) will hold all of the assets and continue the business of FV Pharma.

The Letter of Intent provides that Century and FV Pharma will negotiate and enter into a definitive agreement in respect of the Proposed Transaction in February 2018 (the “Definitive Agreement”), to be completed by way of a share exchange, amalgamation, arrangement, share purchase, or other form of transaction which would result in FV Pharma becoming a wholly-owned subsidiary of Century or otherwise combine its corporate existence with a wholly-owned subsidiary of Century. Once the Proposed Transaction structure is determined, the Letter of Intent will be superseded by the Definitive Agreement.

There are a number of conditions precedent to the completion of the Proposed Transaction for both Century and FV Pharma, including, but not limited to: completion of the Definitive Agreement; completion of the FV Pharma Financing (as defined herein), completion of satisfactory due diligence; shareholder approval of the articles of amendment of Century and the Proposed Transaction (if required); and receipt of all necessary regulatory approvals.

Prior to consummation of the Proposed Transaction, (A) Century will, subject to the approval of Century Shareholders, file articles of amendment to amend its authorized shares as follows: (i) amend and designate the current Century common shares as Class B subordinate voting shares (“Century Class B Shares”), with terms and conditions similar to the existing Class “B” Common Shares of FV Pharma (“FV Pharma Class B Shares”); and (ii) create a new class of Class A multiple voting shares (“Century Class A Shares”) with terms and conditions similar to the existing Class “A” Common Shares of FV Pharma (“FV Pharma Class A Shares”); (B) FV Pharma has completed a brokered private placement of subscription receipts for aggregate gross proceeds of C$33,404,392 (the “FV Pharma Financing”), for which First Republic Capital Corporation acted as exclusive lead agent; and (C) the Resulting Issuer will change its name to “CannaConneXion Inc.”, or such other name as the parties may agree.

Pursuant to the Proposed Transaction, Century will purchase all of the FV Pharma Class B Shares in exchange for Century Class B Shares issued from treasury, and all of the FV Pharma Class A Shares in exchange for Century Class A Shares issued from treasury. Holders of FV Pharma Class B Shares will receive one Century Class B Share for each one FV Pharma Class B Share held, resulting in the issuance of approximately 763,562,145 Century Class B Shares at a deemed issued price of $0.09 per Century Class B Share, and holders of FV Pharma Class A Shares will receive one Century Class A Share for each one FV Pharma Class A Share held, resulting in the issuance of 15,000 Century Class A Shares, all for aggregate ascribed value of approximately $70 million.

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements Three and Six Months Ended February 28, 2018 (Expressed in Canadian Dollars)

Unaudited

1. Nature of operations (Continued)

Letter of Intent - FV Pharma Inc. ("FV Pharma") (continued)

Following the completion of the Proposed Transaction, the resulting issuer is expected to carry on the business of FV Pharma. FV Pharma is a licensed producer of marijuana under the Access to Cannabis for Medical Purposes Regulations (ACMPR) having received its cultivation license on October 13, 2017.

FV Pharma and Century have applied to the Canadian Securities Exchange (“CSE”) to qualify the listing of the Resulting Issuer Class B Shares on the CSE. There is no assurance the CSE will provide conditional or final approval of the application to list the Resulting Issuer Class B Shares on the CSE. The CSE has not reviewed or provided comments on the Proposed Transaction. The CSE's final approvals remain subject to fulfilling all of the requirements of the CSE.

2. Significant accounting policies

Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these unaudited condensed interim financial statements are based on IFRSs issued and outstanding as of April 26, 2018, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim financial statements as compared with the most recent annual financial statements as at and for the year ended August 31, 2017. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending August 31, 2018 could result in restatement of these unaudited condensed interim financial statements.

New standards not yet adopted and interpretations issued but not yet effective

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

3. Loan payable

On February 1, 2017, the Company entered into a $35,000 unsecured and non-interest bearing loan agreement with an individual who is a director and officer. The loan was due on demand and could be converted into common shares, at the sole option of the holder, at a rate of $0.0118 per share. On December 28, 2017, the loan was converted (see note 4).

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements Three and Six Months Ended February 28, 2018 (Expressed in Canadian Dollars)

Unaudited

4. Share capital

a) Authorized share capital

The authorized share capital consists of unlimited number of common shares, unlimited number of convertible Class A preference shares and unlimited number of Class B preference shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

	Number of
	common
	shares	Amount

Balance, August 31, 2016, February 28, 2017 and August 31, 2017	2,920,606	$1,398,105
Private placements (i)(ii)	87,833,332	2,545,000
Cost of issue (ii)	-	(252,157)
Finders' warrant valuation (ii)	-	(118,875)
Debt settlement (i)	11,775,322	117,743
Note conversion (i)	5,932,204	35,000
Balance, February 28, 2018	108,461,464	$3,724,816

(i) On December 28, 2017, the Company completed a non-brokered private placement (the “Private Placement”) of 4,500,000 common shares, debt settlements for an aggregate of 11,775,322 common shares (the “Debt Settlements”), and the issuance of 5,932,204 common shares under a convertible note dated February 1, 2017 (the "Convertible Note").

Under the Private Placement, 4,500,000 common shares were issued at a price of $0.01 per share for aggregate gross proceeds of $45,000 previously included as shares to be issued.

Concurrent with the closing of the Private Placement, the Company completed the Debt Settlements with certain creditors of the Company to settle the creditors’ debts for common shares. The Debt Settlements included settlements of debts which were previously approved by the Company’s shareholders in April 2014. Pursuant to the Debt Settlements the Company issued an aggregate of 11,775,322 Shares to settle an aggregate of $231,681 of debts.

On February 1, 2017, the Company entered into the Convertible Loan in the principal amount of $35,000 with Yaron Conforti, the CEO and a director of the Company (see note 3). In accordance with the terms of the Convertible Loan, pursuant to a notice of conversion, concurrent with the closing of the Private Placement and the Debt Settlements, Yaron Conforti exercised his right to convert the principal amount of the Convertible Note into 5,932,204 common shares (the “Note Conversion”).

Two insiders, Yaron Conforti and Harry Bregman, participated in the Debt Settlements pursuant to which they received an aggregate of 2,237,202 common shares. Yaron Conforti was also issued 750,000 common shares under the Private Placement and 5,932,204 common shares under the Convertible Loan.

All of the shares issued in connection with the Private Placement and the Debt Settlements are subject to a statutory hold period under applicable securities laws for a minimum period of four months and one day after the date of issuance.

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements Three and Six Months Ended February 28, 2018 (Expressed in Canadian Dollars)

Unaudited

4. Share capital (Continued)

b) Common shares issued (continued)

(ii) On January 5, 2018, the Company closed a non-brokered private placement of 83,333,332 common shares of the Company at $0.03 per share for gross proceeds of $2,500,000 (the “Offering”).

All of the shares issued in connection with the Offering are subject to a statutory hold period under applicable securities laws for a minimum period of four months and one day after the date of issuance.

In connection with closing of the Offering, the Company paid eligible finders cash commissions in the total of $225,000, being 9% of the aggregate proceeds from the sale of shares to purchasers introduced by the finders. The Company also issued non-transferable warrants (the “Finder’s Warrants”) to the finders to acquire up to a total of 3,749,999 common shares, being 9% of the number of shares sold to purchasers introduced by the finders. Each Finder’s Warrant entitles the holder to purchase one common share at a price of $0.06 per share, expiring 24-months from the Finder’s Warrant issuance date. The Finder's Warrants issued were assigned a value of $118,875 using the Black- Scholes valuation model with the following assumptions: share price of $0.06, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.7% and an expected maturity of 2 years.

5. Warrants

The following table reflects the continuity of warrants for the periods ended February 28, 2018 and 2017.

		Weighted
	Number of	Average
	Warrants	Exercise Price
Balance, August 31, 2016, February 28, 2017 and August 31, 2017	-	$-
Granted (note 4)	3,749,999	0.06
Balance, February 28, 2018	3,749,999	$0.06

The Company had the following warrants outstanding at February 28, 2018:

		Exercise
Expiry Date	Number	Price	Fair Value
January 4, 2020	3,749,999	$0.06	$118,875

6. Share-based payments

		Weighted
	Number of	Average
	Options	Exercise Price
Balance, August 31, 2016, February 28, 2017 and August 31, 2017	-	$-
Granted (i)	750,000	0.05
Balance, February 28, 2018	750,000	$0.05

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements Three and Six Months Ended February 28, 2018 (Expressed in Canadian Dollars)

Unaudited

6. Share-based payments (Continued)

(i) On December 23, 2017, the Company granted 750,000 stock options to certain officers, directors and consultants of the Company exercisable at a price of $0.05 per common share. The options vested immediately and expire two years from grant. The grant date fair value of $25,725 was assigned to the stock options as estimated by using the Black- Scholes valuation model with the following assumptions: share price of $0.06, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.66% and an expected maturity of 2 years.

For the three and six months ended February 28, 2018, $25,725 was expensed to share-based payments (three and six months ended February 28, 2017 - $nil).

The following table provides further information on the outstanding options as at February 28, 2018:

			Weighted	Weighted
	Number	Number	Average	Average
Expiry Date	Exercisable	Outstanding	Exercise Price	Years Remaining	Fair Value
December 23, 2019	750,000	750,000	$0.05	1.82	$25,725

7. Income (loss) per share

For the three and six months ended February 28, 2018, basic and diluted income (loss) per share has been calculated based on the income attributable to common shareholders of $63,931 and $57,425, respectively (three and six months ended February 28, 2017 - loss of $12,502 and $13,540, respectively) and the weighted average number of common shares outstanding of 69,145,001 and 35,849,839, respectively (three and six months ended February 28, 2017 - 2,920,558). Diluted income (loss) per share did not include the effect of options, warrants, or shares to be issued for settlement of debts as they are anti-dilutive.

8. Related party transactions

Related parties include the board of directors, senior management, close family members and companies that are controlled by these individuals as well as certain persons performing similar functions.

Share-based payments to directors and management for the three and six months ended February 28, 2018 totaled $24,010 (three and six months ended February 28, 2017 - $nil).

As at February 28, 2018, the amounts due to related parties of $nil (August 31, 2017 - $43,363) include $nil (August 31, 2017 - $16,010) payable to a director of the Company and $nil (August 31, 2017 - $27,353) payable to a company controlled by the same director of the Company and the director’s spouse (see note 4).

See notes 3 and 4.

9. Subsequent event

On February 20, 2018, the Company declared a stock dividend of 1 common share for each 1 existing common share of the Company outstanding, issued on March 16, 2018 to the shareholders of record as of March 5, 2018. Pursuant to the stock dividend, the Company will issue an aggregate of 54,230,732 common shares based on the number of common shares outstanding as of the date hereof. All applicable references to the number of shares has been restated to reflect the effect of the share dividend, unless otherwise noted.